

November 3, 2006

Franklin Electric Co., Inc.
400 East Spring Street
Bluffton, IN 46714

Attn: Michael K. Butchko
Treasurer

Re: *Commitment Letter*

Ladies and Gentlemen:

You (the "Borrower") have requested that J.P. Morgan Securities Inc. ("JPMorgan") agree to structure, arrange and syndicate a senior revolving credit facility in an aggregate amount of up to $120,000,000 (the "Facility") by amending and restating the Credit Agreement dated as of September 9, 2004, as amended, among the Borrower, the lenders party thereto and Bank One, NA, as administrative agent (the "Exisiting Credit Agreement"), and that JPMorgan Chase Bank, N.A. ("JPMChase Bank") commit to provide a portion of the Facility and to serve as administrative agent for the Facility.

JPMorgan is pleased to advise you that it is willing to act as exclusive arranger for the Facility.

Furthermore, each of JPMorgan Chase Bank and JPMorgan, respectively, is pleased to advise you of (a) JPMChase Bank's commitment to provide up to $37,500,000 of the Facility, and (b) JPMorgan's agreement to use commercially reasonable efforts to assemble a syndicate of financial institutions identified by JPMorgan and JPMChase Bank in consultation with you, to provide the balance of the necessary commitments for the Facility, in each case upon the terms and subject to the conditions set forth or referred to in this commitment letter (the "Commitment Letter") and in the Summary of Terms and Conditions attached hereto as Exhibit A (the "Term Sheet"). It is expected that the bank syndicate will include the banks (and only those banks) that are currently lenders under the Existing Credit Agreement. It is a condition to JPMChase Bank's commitment hereunder that the portion of the Facility not being provided by JPMChase Bank shall be provided by the other Lenders referred to below.

It is agreed that JPMChase Bank will act as the sole and exclusive Administrative Agent, and that JPMorgan will act as the sole and exclusive Lead Arranger and Bookrunner (in such capacities, the "Lead Arranger") for the Facility. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other that that expressly contemplated by the Term Sheet and the Fee Letter referred to below) will be paid in connection with the Facility unless you and we shall so agree.

We intend to syndicate the Facility (including, in our discretion, all or part of JPMChase Bank's commitment hereunder) to a group of financial institutions (together with JPMChase Bank, the "Lenders") identified by us in consultation with you. As indicated above, we expect the group to include those banks (and only those banks) that are currently lenders to the Borrower under the Existing Credit Agreement. JPMorgan intends to commence syndication efforts promptly upon the execution of this Commitment Letter, and you agree actively to assist JPMorgan in completing a syndication satisfactory to it. Such assistance shall include (a) your using commercially reasonable efforts to ensure that the syndication efforts benefit materially from your existing lending relationships, (b) direct contact between senior management and advisors of the Borrower and the proposed Lenders, (c) assistance in the preparation of a Confidential Information Memorandum and other marketing materials to be used in connection with the syndication and (d) the hosting, with JPMorgan, of one or more meetings of prospective Lenders.

As the Lead Arranger, JPMorgan will manage all aspects of the syndication, including the allocations of the commitments among the Lenders and the amount and distribution of fees among the Lenders. In acting as the Lead Arranger, JPMorgan will have no responsibility other than to arrange the syndication as set forth herein and shall in no event be subject to any fiduciary or other implied duties. To assist JPMorgan in its syndication efforts, you agree promptly to prepare and provide to JPMorgan and JPMChase Bank all information with respect to the Borrower and the transactions contemplated hereby, including all financial information and projections (the "Projections"), as we may reasonably request in connection with the arrangement and syndication of the Facility. You hereby represent and covenant that (a) to the Borrower's knowledge, all information other than the Projections (the "Information") that has been or will be made available to JPMChase Bank or JPMorgan by you or any of your representatives is or will be, when furnished, complete and correct in all material respects and does not or will not, when furnished, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made and (b) the Projections that have been or will be made available to JPMChase Bank or JPMorgan by you or any of your representatives have been or will be prepared in good faith based upon reasonable assumptions. You understand that in arranging and syndicating the Facility we may use and rely on the Information and Projections without independent verification thereof.

As consideration for JPMChase Bank's commitment hereunder and JPMorgan's agreement to perform the services described herein, you agree to pay to JPMChase Bank the nonrefundable fees set forth in the Fee Letter dated November 3, 2006 (the "Fee Letter").

JPMChase Bank's commitment hereunder and JPMorgan's agreement to perform the services described herein are subject to (a) there not occurring or becoming known to us any material adverse condition or material adverse change in or affecting the business, operations, property, condition (financial or otherwise) or prospects of the Borrower and its subsidiaries, taken as a whole, (b) our completion of and satisfaction in all respects with a due diligence investigation of the Borrower, (c) our not becoming aware after the date hereof of any information or other matter affecting the Borrower or the transactions contemplated hereby which is inconsistent in a material and adverse manner with any such information or other matter disclosed to us prior to the date hereof, (d) there not having occurred a material disruption of or material adverse change in financial, banking or capital market conditions that, in our reasonable judgment, could materially impair the syndication of the Facility, (e) our reasonable satisfaction that prior to and during the syndication of the Facility there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or any affiliate thereof, (f) the negotiation, execution and delivery on or before November 30, 2006 of definitive documentation with respect to the Facility satisfactory to JPMChase Bank and its counsel and (g) the other conditions set forth or referred to in the Term Sheet.

JPMChase Bank and JPMorgan shall be entitled at any time prior to the execution and delivery of the definitive financing documentation and any borrowings thereunder, after consultation with Borrower, to change any or all of the structure, terms or pricing of the Facility if the syndication has not been completed and if JPMChase Bank and JPMorgan determine that such changes are advisable in order to insure a successful syndication of the Facility. JPMorgan's undertaking and JPMChase Bank's commitment hereunder are subject to the agreements in this paragraph and this paragraph shall survive the closing of the Facility.

You agree (a) to indemnify and hold harmless JPMChase Bank, JPMorgan and their respective affiliates and their respective officers, directors, employees, advisors, and agents (each, an "indemnified person") from and against any and all losses, claims, damages and liabilities to which any such indemnified person may become subject arising out of or in connection with this Commitment Letter, the Facility, the use of the proceeds thereof or any related transaction or any claim, litigation, investigation or proceeding relating to any of the foregoing, regardless of whether any indemnified person is a party thereto, and to reimburse each indemnified person upon demand for any legal or other expenses incurred in connection with investigating or defending any of the foregoing, provided that the foregoing indemnity will not, as to any indemnified person, apply to losses, claims, damages, liabilities or related expenses to the extent they are found by a final, non-appealable judgment of a court to arise from the willful misconduct or gross negligence of such indemnified person, and (b) to reimburse JPMChase Bank, JPMorgan and their affiliates on demand for all reasonable out-of-pocket expenses (including due diligence expenses, syndication expenses, consultant's fees and expenses, travel expenses, and reasonable fees, charges and disbursements of counsel) incurred in connection with the Facility and any related documentation (including this Commitment Letter, the Term Sheet, the Fee Letter and the definitive financing documentation) or the administration, amendment, modification or waiver thereof, whether incurred prior to or subsequent to closing, and whether or not a signing of definitive financing documentation and any borrowings thereunder occurs. No indemnified person shall be liable for any indirect or consequential damages in connection with its activities related to the Facility. No indemnified person shall be liable for any damages arising from the use by others of Information or other materials obtained through electronic, telecommunications or other information transmission systems or for any special, indirect, consequential or punitive damages in connection with the Facilities.

This Commitment Letter shall not be assignable by you without the prior written consent of JPMChase Bank and JPMorgan (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto. This Commitment Letter may not be amended or waived except by an instrument in writing signed by you, JPMChase Bank and JPMorgan. This Commitment Letter may be executed in any number of counterparts, each of which shall be an original, and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this Commitment Letter by facsimile transmission shall be effective as delivery of manually executed counterpart hereof. This Commitment Letter and the Fee Letter are the only agreements that have been entered into among us with respect to the Facility and set forth the entire understanding of the parties with respect thereto. This Commitment Letter shall be governed by, and construed in accordance with, the laws of the State of Illinois.

This Commitment Letter is delivered to you on the understanding that neither this Commitment Letter, the Term Sheet or the Fee Letter nor any of their terms or substance shall be disclosed, directly or indirectly, to any other person except (a) to your employees, officers, directors, agents and advisors who are directly involved in the consideration of this matter so long as any such officers, agents and advisors are directed to observe this confidentiality obligation, or (b) as may be compelled in a judicial or administrative proceeding or as otherwise required by law (in which case you agree to inform us promptly thereof).

You acknowledge that JPMorgan and JPMChase Bank may be providing debt financing, equity capital or other services (including financial advisory services) to other companies in respect of which you may have conflicting interests regarding the transactions described herein and otherwise. Neither JPMorgan nor JPMChase Bank will use confidential information obtained from you by virtue of the transactions contemplated by this letter or their other relationships with you in connection with the performance by JPMorgan or JPMChase Bank of services for other companies, and neither JPMorgan nor JPMChase Bank will furnish any such information to other companies. You also acknowledge that JPMorgan and JPMChase Bank have no obligation to use in connection with the transactions contemplated by this letter, or to furnish to you, confidential information obtained from other companies.

The reimbursement, indemnification and confidentiality provisions contained herein and in the Fee Letter shall remain in full force and effect regardless of whether definitive financing documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or JPMChase Bank's commitment hereunder.

If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms hereof and of the Term Sheet by returning to us executed counterparts hereof together with any amounts agreed upon pursuant to the Fee Letter to be payable upon the acceptance hereof, not later than 5:00 p.m., Chicago time, on November 15, 2006. JPMChase Bank's commitment and JPMorgan's agreements herein will expire at such time in the event JPMChase Bank has not received such executed counterparts and such amounts in accordance with the immediately preceding sentence.

JPMChase Bank and JPMorgan are pleased to have been given the opportunity to assist you in connection with this important financing.

Very truly yours,

JPMORGAN CHASE BANK, N.A.

By: Timothy A. Newlin
Name: Timothy A. Newlin
Title: Vice President

J.P. MORGAN SECURITIES INC.

By: Matthew C. Bitton
Name: Matthew C. Bitton
Title Vice President

Accepted and agreed to as of the date first written above by:

FRANKLIN ELECTRIC CO., INC.

By: Thomas J. Strupp
Name: THOMAS J. STRUPP
Title: V.P. CFO AND SECRETARY

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Franklin Electric Co., Inc.,

TERM SHEET
November 3, 2006

This Term Sheet is delivered with a commitment letter of even date (the "Commitment Letter") from JPMorgan Chase Bank, N.A. (the "Agent") and J.P. Morgan Securities Inc. ("JPMorgan") to the Borrower. Capitalized terms used herein and not otherwise defined herein shall have the meanings attributed to such terms in the Commitment Letter.

GENERAL TERMS

Borrower: Franklin Electric Co., Inc., an Indiana corporation (the "Borrower" or "Franklin").

Administrative Agent: JPMorgan Chase Bank, N.A. (the "Agent").

Lead Arranger and Sole Book Runner: J.P. Morgan Securities Inc. (the "Arranger").

Lenders: A group of lenders selected by the Arranger and reasonably satisfactory to the Borrower which are expected to include the banks (and only those banks) that are currently lenders under the Credit Agreement dated as of September 9, 2004, as amended, among the Borrower, the lenders party thereto and Bank One, NA, as administrative agent (the "Existing Credit Agreement") (collectively, together with the Agent in its capacity as lender, the "Lenders").

Documentation: The Facility will be evidenced by an amended and restated credit agreement (the "Credit Agreement") which will amend and restate the Existing Credit Agreement, notes and other legal documentation (collectively, together with the Credit Agreement, the "Loan Documents") mutually satisfactory to the Borrower and the Lenders.

Syndication Management: The Arranger will, in consultation with the Borrower, manage all aspects of the syndication, including, without limitation, decisions as to the selection of institutions to be approached and when they will be approached, when their commitments will be accepted, which institutions will participate, designation of titles, the allocations of the commitments among the Lenders and the amount and distribution of the fees among the Lenders, provided that it is expected that the bank group will include the banks (and only those banks) that are currently lenders under the Existing Credit Agreement.

FACILITY

Type: Five year revolving credit facility of up to $120,000,000 (the "Aggregate Commitment").

Multicurrency Sublimit:	A portion of the Facility (the "Multicurrency Loans") not in excess of $75,000,000 at any one time outstanding (the "Multicurrency Sublimit") shall be available to the Borrower in euro, Japanese yen, Australian dollars, or any other currency which is freely transferable and convertible into US dollars and approved by the Agent ("Foreign Currencies").
Letter of Credit Facility:	A portion of the Facility not in excess of $10,000,000 shall be available to the Borrower for the issuance in U.S. Dollars of letters of credit by the Agent on substantially the same terms as currently provided in the Existing Credit Agreement (as defined below).
Swingline Loan Facility:	A portion of the Facility not in excess of $5,000,000 shall be available to the Borrower for swingline loans in U.S. Dollars from the Agent on substantially the same terms as currently provided for in the Existing Credit Agreement.
Accordion Feature:	Subsequent to the Closing Date (defined below), the Borrower may, at its option, and subject to customary conditions, request to increase the Aggregate Commitment by up to $80,000,000 (not to exceed a total of $200,000,000) by obtaining one or more commitments from one or more Lenders or other entities with the consent of the Agent, but without the consent of any other Lenders. In the event that the Aggregate Commitment is increased pursuant to the exercise of such option by the Borrower, the Multicurrency Sublimit will be reviewed upon Borrower's request and may be increased based upon the willingness and capacity of the Lenders at the time.
Purpose:	For general corporate purposes.
Maturity:	Final maturity shall be five years from the date the Borrower and the Lenders execute the Credit Agreement (the "Closing Date)

INTEREST RATES

Rate Options:	At the Borrower's option:

-ABR (defined below)
-Eurocurrency Rate plus the Applicable Margin as set forth in the Pricing Schedule attached hereto

Provisions Relating to Interest Rates:	Eurocurrency Rate interest periods shall be one, two, three or six months. Interest on ABR loans shall be payable on the last day of each month, upon any prepayment (whether due to acceleration or otherwise) and at final maturity. Interest on Eurocurrency Rate loans shall be payable in arrears on the last day of each interest period and, in the case of an interest period longer than three months, quarterly, upon any prepayment (whether due to acceleration or otherwise) and at final maturity. Interest on all Eurocurrency Rate loans and fees shall be calculated for actual days elapsed on the basis of a 360-day year.

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Interest on ABR loans shall be calculated for actual days elapsed on the basis of a 365, or when appropriate 366, day year.

The Credit Agreement will include customary provisions (a) protecting the Lenders against increased costs or loss of yield resulting from changes in reserve, tax, capital adequacy and other requirements of law and from the imposition of or changes in withholding or other taxes (including appropriate gross-up provisions) and (b) indemnifying the Lenders for breakage costs incurred in connection with among other things, any prepayment of a Eurocurrency loan on a day other than the last day of an interest period with respect thereto.

Definitions Relating to Interest Rates: The following terms shall have the meanings set forth below:

"ABR" means a fluctuating rate of interest equal to the higher of (a) the Prime Rate and (b) the sum of the Federal Funds Effective Rate most recently determined by the Agent plus 1/2% per annum.

"Eurocurrency Rate" means, with respect to a loan in a particular agreed currency the applicable British Bankers' Association London interbank offered rate for deposits in the particular agreed currency as reported by any generally recognized financial information service as of 11:00 a.m. (London time) two business days prior to the first day of the applicable interest period, and having a maturity equal to such interest period, adjusted for Federal Reserve Board reserve requirements.

"Prime Rate" means a rate per annum equal to the prime rate of interest announced from time to time by JPMChase Bank or its parent (which is not necessarily the lowest rate charged to any customer), changing when and as said prime rate changes.

FEES

Facility Fee: A facility fee equal to the per annum percentage identified as the Applicable Fee Rate in the Pricing Schedule attached hereto multiplied by the Aggregate Commitment, payable quarterly in arrears to the Agent for the ratable benefit of the Lenders commencing to accrue on the Closing Date.

Agent and Arranger Fees: Such additional fees payable to the Agent and the Arranger as are specified in the fee letter dated as of November 3, 2006 among the Agent, the Arranger and the Borrower.

PREPAYMENTS AND COMMITMENT REDUCTIONS

Voluntary Commitment Reductions: The Aggregate Commitment may be reduced by the Borrower in multiples of $5,000,000 upon 3 business days' prior written notice.

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Voluntary Prepayments: Loans bearing interest based on the ABR may be prepaid at any time without penalty or premium on one business days' prior written notice in a minimum amount of $5,000,000. Loans bearing interest based on the Eurocurrency Rate may be prepaid, subject to funding indemnification but without penalty or premium on at least three business days' prior written notice in a minimum amount of $5,000,000 or any integral multiple of $1,000,000 in excess thereof.

CONDITIONS PRECEDENT

Conditions to Each Loan: The Credit Agreement will contain customary conditions to each loan (including absence of default or unmatured default and the representations and warranties being true and correct in all material respects as of the borrowing date).

Conditions to Initial Loan: Additional conditions precedent to initial loan will include, without limitation: the delivery of satisfactory loan and other closing documents, including but not limited to the Credit Agreement, appropriate resolutions, good standing certificates, incumbency certificates and opinions of counsel.

REPRESENTATIONS AND WARRANTIES, COVENANTS AND DEFAULTS

The Credit Agreement will contain representations, warranties, covenants and defaults currently provided for in the Existing Credit Agreement with exceptions to be agreed upon or as provided below.

Financial Covenants: **Maximum Leverage Ratio:** Measured quarterly, the ratio of Consolidated Total Debt at the end of such fiscal quarter to Consolidated EBITDA for the period of 4 consecutive fiscal quarters then ended shall not exceed 3.0X.

Minimum Interest Coverage Ratio: Measured quarterly, the ratio of Consolidated EBIT for the period of 4 consecutive quarters to Consolidated Interest Expense for the period of 4 consecutive quarters shall be equal to or greater than 3.0x.

OTHER PROVISIONS

Assignments and Participations: Each Lender may, in its sole discretion, sell participations in the loans and in its commitment, provided that participants shall have limited voting rights, to be defined in the Credit Agreement. Additionally, each of the Lenders will have the right to sell assignments (and the Borrower shall release the assignor Lender for the amount so assigned). The consent of the Borrower shall be required for an assignee which is not a Lender or an affiliate thereof; *provided, however,* that if a default has occurred and is continuing, the consent of the Borrower shall not be required (except in the case of an assignment to a competitor of the Borrower). Such

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consent shall not be unreasonably withheld or delayed. The consent of the Agent shall be required for any assignment. Each such assignment shall (unless each of the Borrower and the Agent otherwise consents) be in an amount not less than the lesser of (i) $5,000,000 or (ii) the remaining amount of the assigning Lender's commitment (calculated as at the date of such assignment). An assignment fee of $3,500 will be payable to the Agent for each assignment. Each Lender may disclose information to prospective participants and assignees.

Required Lenders: 51%

Governing Law: This Term Sheet and any related commitment letter and fee letter are, and the Loan Documents will be, governed by the internal laws of the State of Illinois.

Expenses: The reasonable expenses of the Agent and the Arranger, whether incurred prior to or subsequent to closing, and whether or not a closing occurs, in investigation, preparation, negotiation, documentation, syndication, administration and collection will be for the account of the Borrower, including reasonable expenses of and fees for attorneys for the Agent and the Arranger (who may or may not be employees of the Agent or the Arranger) and other advisors and professionals engaged by the Agent or the Arranger.

<p style="text-align:center">*   *   *</p>

This Term Sheet is intended as an outline only and does not purport to summarize all the conditions, covenants, representations, warranties and other provisions which would be contained in definitive legal documentation for the financing contemplated hereby. Any commitment of the Agent and the other Lenders is subject to negotiation and execution of definitive Loan Documents in form and substance satisfactory to the Lenders and their respective counsel.

PRICING SCHEDULE

	LEVEL I STATUS	LEVEL II STATUS	LEVEL III STATUS	LEVEL IV STATUS	LEVEL V STATUS
Applicable Fee/Facility Fee	0.08%	0.09%	0.10%	0.125%	0.175%
Applicable Margin	0.27%	0.31%	0.40%	0.50%	0.70%
All-In Funded Spread	0.35%	0.40%	0.50%	0.625%	0.875%

For the purposes of this Schedule, the following terms have the following meanings, subject to the final paragraph of this Schedule:

"Financials" means the annual or quarterly financial statements of the Borrower delivered pursuant to the Credit Agreement.

"Level I Status" exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, the Leverage Ratio (as defined in the Existing Credit Agreement) is less than or equal to 1.0 to 1.00.

"Level II Status" exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, (i) the Borrower has not qualified for Level I Status and (ii) the Leverage Ratio is less than or equal to 1.5 to 1.00.

"Level III Status" exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, (i) the Borrower has not qualified for Level I Status or Level II Status and (ii) the Leverage Ratio is less than or equal to 2.0 to 1.00.

"Level IV Status" exists at any date if, as of the last day of the fiscal quarter of the Borrower referred to in the most recent Financials, (i) the Borrower has not qualified for Level I Status, Level II Status or Level III Status and (ii) the Leverage Ratio is less than or equal to 2.5 to 1.00.

"Level V Status" exists at any date if the Borrower has not qualified for Level I Status, Level II Status, Level III Status or Level IV Status.

"Status" means Level I Status, Level II Status, Level III Status, Level IV or Level V Status.

The Applicable Margin and Applicable Fee Rate shall be determined in accordance with the foregoing table based on the Borrower's Status as reflected in the then most recent Financials. Adjustments, if any, to the Applicable Margin or Applicable Fee Rate shall be effective five Business Days after the Agent has received the applicable Financials. If the Borrower fails to deliver the Financials to the Agent at the time required pursuant to the Credit Agreement, then the Applicable Margin and Applicable Fee Rate shall be the highest Applicable Margin and Applicable Fee Rate set forth in the foregoing table until five days after such Financials are so delivered.

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